06013613

RECEIVED

2006 MAY 19 P 1:28

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Givaudan

U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States

SUPPL

Vernier, 16 May 2006
RG/rmj6760
Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached the following document issued by Givaudan SA:

TYPE OF INFORMATION OR REPORT	MADE PUBLIC, FILED OR DISTRIBUTED	CORRESPONDING ITEM ON ANNEX A
Givaudan SA discloses that Deutsche Bank holds less than 5% of the shares	15 May 2006	H

We are of course at your disposal should you need any further information.

Yours sincerely,

Givaudan SA

PROCESSED

MAY 23 2006

THOMSON FINANCIAL

P. de Rougemont R. Garavagno

Enclosure mentioned

Givaudan SA Legal Affairs
5, chemin de la Parfumerie CH-1214 Vernier-GenevaT. +4122 780 96 46 F. +4122 780 91 96
roberto.garavagno@givaudan.com www.givaudan.com

"ANDRE FILLIEZ, GIVAUDAN S.A." <afilliez@bloomberg.net>
Sent by: afilliez@bloomberg.net

15.05.2006 15:46

To ROBERTO.GARAVAGNO@GIVAUDAN.COM
cc
bcc
Subject (CRL) GIVAUDAN: DEUTSCHE BANK HOLDS LESS THAN 5% OF THE SHA

GIVAUDAN: DEUTSCHE BANK HOLDS LESS THAN 5% OF THE SHARES
2006-05-15 09:45 (New York)

The attached is an image reproduction of a press release issued by Givaudan SA and received via e-mail. The release was not confirmed by the sender.

Provider ID: 00000115
-0- May/15/2006 13:45 GMT

GIVAUDAN SA

Shareholding disclosure
In accordance with the Swiss Stock Exchange Act,

Deutsche Bank AG, Zweigniederlassung Zürich, Uraniastr. 9, Zürich, Switzerland
Deutsche Asset Management Investmentgesellschaft GmbH, Mainzer Landstr., Frankfurt, Germany
DWS Investment GmbH, Mainzer Landstr., Frankfurt, Germany
DWS Austria Investmentgesellschaft GmbH, Hohenstaufengasse 4, Wien, Austria
Deutsche Asset Management (Japan) Ltd, Nagata-cho, Chiyoda-ku, Tokyo, Japan
Deutsche Investment Management Americas Inc, 345 Park Avenue, New York, USA

have notified Givaudan SA, 5, chemin de la Parfumerie, 1214 Vernier, Switzerland, that they hold, acting in concert as affiliates of the same group, less than 5% of Givaudan SA's registered shares.